SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] No. 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors

held on June 5, 2023, drawn up in summary form

1.        Date, Time and Venue. On June 5, 2023, starting at 6:00 p.m., with the participation of the members, that ratified their votes by writing, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.        Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, chairman, and Messrs. Victorio Carlos De Marchi, Lia Machado de Matos, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Carlos Eduardo Klutzenschell Lisboa, Fabio Colletti Barbosa, Claudia Quintella Woods, Marcos de Barros Lisboa and Luciana Pires Dias.

3.        Board. Chairman: Michel Dimitrios Doukeris; Secretary: Letícia Rudge Barbosa Kina.

4.        Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.           Change in the Board of Executive Officers. According to article 21, item “d”, of the Company’s bylaws, to approve the election of Mrs. Daniela Gavranic Cachich, Brazilian citizen, businesswoman, bearer of the identity card RG No. 19.858.186 (SSP-SP) and enrolled with the Individual Taxpayers’ Registry under No. 255.189.168-09, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, current Future Beverages Vice President Officer of the Company, to cumulate the position of Non-Alcoholic Beverages Vice President Officer, in replacement of Mr. Pablo Firpo, effective as of July 1, 2023.

4.1.1.       Mrs. Daniela Gavranic Cachich will take office as Non-Alcoholic Beverages Vice President Officer of the Company on July 1, 2023, upon the execution of the instrument of investiture in the proper book, at which time she will execute a statement confirming that there is no impediment to her election to the Company’s Board of Executive Officers.

4.2.           New Composition of the Board of Executive Officers. In accordance with the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of July 1, 2023, all with a unified term of office until December 31, 2024.

5.        Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, June 5, 2023.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Lia Machado de Matos /s/ Nelson José Jamel /s/ Carlos Eduardo Klutzenschell Lisboa /s/ Claudia Quintella Woods /s/ Luciana Pires Dias	/s/ Milton Seligman /s/ Fernando Mommensohn Tennenbaum /s/ Fabio Colletti Barbosa /s/ Marcos de Barros Lisboa /s/ Letícia Rudge Barbosa Kina Secretary

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Exhibit I

Composition of the Board of Executive Officers as of July 1, 2023

(term of office unified until December 31, 2024)

(i)	Mr. Jean Jereissati Neto, as “Chief Executive Officer”;
(ii)	Mr. Lucas Machado Lira, as “Chief Financial, Investors Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial Vice President Officer”;
(iv)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(v)	Mrs. Leticia Rudge Barbosa Kina, as “Legal and Compliance Vice President Officer”;
(vi)	Mrs. Carla Smith de Vasconcellos Crippa Prado, as “Corporate Affairs Vice President Officer”;
(vii)	Mr. Felipe Moreira Haddad Baruque, as “Procurement Vice President Officer”.
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mr. Daniel Cocenzo, as “Sales Vice President Officer”;
(x)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”;
(xi)	Mr. Daniel Wakswaser Cordeiro, as “Marketing Vice President Officer”;
(xii)	Mr. Valdecir Duarte, as “Industrial Vice President Officer”; and
(xiii)	Mrs. Daniela Gavranic Cachich, as “Non-Alcoholic Beverages and Future Beverages Vice President Officer”.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer